Exhibit (a)(1)(iii)

RENT THE RUNWAY, INC.

TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OPTION EXCHANGE AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN ELIGIBLE OUTSTANDING OPTIONS FOR A NUMBER OF REPLACEMENT RESTRICTED STOCK UNITS, DATED JUNE 9, 2023 (AS IT MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

Rent the Runway, Inc. (“Rent the Runway”, “our”, “we”) is offering eligible service providers the opportunity to exchange outstanding eligible stock options for a number of new restricted stock units (“replacement RSUs”) to be granted under the Rent the Runway Amended and Restated 2021 Incentive Award Plan (the “2021 Plan”). We refer to the offer made pursuant to the Offer to Exchange as the “Option Exchange.”

If you would like to participate in this Option Exchange, please indicate your election by making the applicable selections on the option exchange program website at www.myoptionexchange.com by 11:59 P.M. U.S. Eastern Time on July 10, 2023 (unless the Option Exchange is extended).

You may withdraw this election by submitting a new properly completed election via the option exchange program website on or prior to 11:59 P.M. U.S. Eastern Time on July 10, 2023 (the “Expiration Time”), unless we extend the Option Exchange, in which case the term “Expiration Time” will refer to the last time and date on which this Option Exchange expires.

By electing to exchange your eligible options, you understand and agree to all of the following:

1.
I hereby agree to (i) accept the grant by Rent the Runway, Inc. of my eligible options indicated on my election, to the extent not previously accepted and (ii) exchange my eligible options indicated on my election for replacement RSUs as determined in accordance with the Offer to Exchange on the terms of the Option Exchange as set forth in the Offer to Exchange of which I hereby acknowledge receipt. Each eligible option indicated on my election will be cancelled, on a grant-by-grant basis, on the first business day following the Expiration Time. Any replacement RSUs will be granted to me on July 11, 2023, in accordance with the terms of the Option Exchange or, if the Option Exchange is extended, on the first business day following the Expiration Time of the extended Option Exchange.

2.
I hereby agree to execute a restricted stock unit award agreement evidencing the grant of the replacement RSUs and further acknowledge that the replacement RSUs have a different vesting schedule than the eligible options cancelled in the exchange. Instead, unless otherwise determined by Rent the Runway, the replacement RSUs granted pursuant to the Option Exchange will vest in eight equal quarterly installments over two years on November 1, 2023, February 1, 2024, May 1, 2024, August 1, 2024, November 1, 2024, February 1, 2025, May 1, 2025, and August 1, 2025 (which vesting dates may change if the Expiration Time is extended), subject to my continued employment or service through the applicable vesting dates.

3.
The Option Exchange is currently set to expire at 11:59 P.M. U.S. Eastern Time on July 10, 2023, unless Rent the Runway, in its discretion, extends the period of time during which the Option Exchange will remain open.

4.
If I am no longer employed by or engaged as an active employee, individual consultant or non-employee director of Rent the Runway or its subsidiaries, whether my termination is voluntary, involuntary or for any other reason, as of the completion of the Option Exchange, I will not be able to participate in the Option Exchange or receive any replacement RSUs. Even if I had elected to participate in this Option Exchange, my tender will automatically be deemed withdrawn and I will not participate in this Option Exchange, and I will retain my outstanding options in accordance with their current terms and conditions.  Instead, I will keep my current eligible options and they can be exercised or will expire in accordance with their terms. Unless otherwise expressly provided in the 2021 Plan, the form of restricted stock unit award agreement or determined by Rent the Runway, my right to vest in the replacement RSUs, if any, will terminate as of the date of your termination of employment or service. Notwithstanding the foregoing, the Administrator (as defined in the 2021 Plan) shall have exclusive discretion to determine when my termination of employment or service has occurred for purposes of the replacement RSUs (including when you are no longer considered to be actively providing services while on a leave of absence).

5.
Until 11:59 P.M. U.S. Eastern Time on July 10, 2023, or if the Option Exchange is extended, the extended Expiration Time, I will have the right to withdraw or change the election that I have made with respect to all of my eligible options. HOWEVER, AFTER THAT TIME I WILL HAVE NO ABILITY TO CHANGE MY ELECTION. The last properly submitted election received by Rent the Runway prior to the Expiration Time of the Option Exchange shall be binding. Until the Option Exchange period closes at 11:59 P.M. U.S. Eastern Time on July 10, 2023, or if the Option Exchange is extended, the extended Expiration Time, I may withdraw my tendered eligible options at any time.

6.
The tender of my eligible options will constitute my acceptance of all of the terms and conditions of the Option Exchange. Acceptance by Rent the Runway of my eligible options pursuant to the Option Exchange will constitute a binding agreement between Rent the Runway and me upon the terms and subject to the conditions of the Option Exchange.

7.	I am the registered holder of the eligible options tendered hereby, and my name and other information appearing on the election are true and correct.

8.	I am not required to tender some or all of my eligible options pursuant to the Option Exchange.

9.
RENT THE RUNWAY AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OPTION EXCHANGE CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OPTION EXCHANGE AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OPTION EXCHANGE.

10.
Under certain circumstances set forth in the Offer to Exchange, Rent the Runway may terminate or amend the Option Exchange and postpone its acceptance of the eligible options I have elected to exchange. If the eligible options I tendered are not accepted for exchange, such options will continue to be governed by their existing terms and conditions.

11.
I understand that the exchange ratio to be used in the Option Exchange cannot be known at this time and that after the close of trading, U.S. Eastern Time, on the last business day prior to the Expiration Time of the Option Exchange, Rent the Runway will distribute by e-mail to me the exact exchange ratio to be used in the Option Exchange with respect to my eligible options and I will have until the Expiration Time to make any changes to any election that I have previously made to tender an option for exchange.

12.
I understand that: (i) the value of any Class A common stock of Rent the Runway obtained upon vesting of the replacement RSUs granted pursuant to the Offer to Exchange is an extraordinary item which is outside the scope of my employment or consulting contract, if any;  (ii) the replacement RSUs and the shares acquired upon vesting and settlement thereof are not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, dismissal, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (iii) neither the rights nor any provision of the Option Exchange, the Offer to Exchange, the 2021 Plan, the form of restricted stock unit award agreement or the policies adopted pursuant to the 2021 Plan confer upon you any right with respect to service or employment or continuation of current service or employment and shall not be interpreted to form a service or employment contract or relationship with Rent the Runway; (iv) the future value of Rent the Runway’s Class A common stock is unknown and cannot be predicted with certainty; and (v) if you acquire shares of Rent the Runway’s Class A common stock upon vesting or settlement of the replacement RSUs, the value of the shares acquired may increase or decrease in value.

13.
I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the Option Exchange resulting from termination of my employment or service with Rent the Runway or any of its subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws), and I irrevocably release Rent the Runway and its subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim.

14.
Regardless of any action that Rent the Runway or its subsidiaries takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Option Exchange and the replacement RSUs (“Tax-Related Items”), I understand that the ultimate liability for all Tax-Related Items is and remains my sole responsibility and may exceed the amount actually withheld by Rent the Runway or its subsidiaries, if any. I further acknowledge that Rent the Runway and/or its subsidiaries (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option Exchange and the replacement RSUs including, but not limited to, the exchange of eligible options, grant or vesting of the replacement RSUs, the issuance of Class A common stock of Rent the Runway upon vesting and settlement of the replacement RSUs or the subsequent sale of shares acquired pursuant to such issuance; and (ii) do not commit to and are under no obligation to structure the terms of the Option Exchange or new replacement RSUs to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of the grant of the new replacement RSUs and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that Rent the Runway and/or any of its subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, I authorize Rent the Runway and/or any of its subsidiaries to withhold all Tax-Related Items legally payable by me pursuant to the terms of the restricted stock unit award agreement evidencing my replacement RSUs and the 2021 Plan.

15.
I understand and agree that Rent the Runway may collect, store, use, transfer, and process certain personal information about me for the purposes of implementing, administering and managing my participation in the Option Exchange and applicable plan, including my name, home address, telephone number, date of birth, Social Security or other identification number, salary, nationality, job title, any shares of or directorships held in Rent the Runway or any of its subsidiaries, details of all options or any other entitlement to Rent the Runway shares awarded, canceled, exercised, vested, unvested or outstanding in my favor (collectively, “Personal Data”). I understand that and authorize Rent the Runway to transfer Personal Data to third parties assisting in the implementation, administration and management of the Option Exchange and applicable plan, including to my elected broker or other third party with whom I elect to deposit any shares issued upon vesting of the new replacement RSUs, but that my Personal Data will not be “sold” or “shared”, as those terms are defined under the California Consumer Privacy Act. I understand that Rent the Runway will retain Personal Data collected in relation to the Option Exchange for as long as necessary to implement, administer and manage my participation in the Option Exchange and the applicable plan, resolve disputes or as otherwise required to comply with applicable law. I understand that I may contact my local human resources representative for additional information on how my Personal Data is processed during my employment with Rent the Runway.

16.
In the event that I have not accepted the grant of the eligible option(s) I elect to tender in the Option Exchange, I hereby agree to be bound by the terms and conditions of the applicable equity incentive plan pursuant to which the eligible option(s) were granted , the applicable option agreement evidencing my eligible option(s), including any grant notice attached thereto or provided therewith, each as provided at www.shareworks.com. I also agree to accept as binding, conclusive and final, all decisions or interpretations of the plan administrator of the applicable equity incentive plan) upon any questions arising under such equity incentive plan or relating to such eligible option(s).

I understand that none of the officers or employees of Rent the Runway, the Board of Directors of Rent the Runway or the Compensation Committee of the Board of Directors of Rent the Runway is making any recommendation as to whether I should exchange or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the new replacement RSUs may decline in value. I further understand that past and current market prices of Rent the Runway Class A common stock may provide little or no basis for predicting what the market price of Rent the Runway Class A common stock will be in the event I elect to exchange my options in accordance with the terms of this Option Exchange or at any other time in the future.

These Terms of Election do not constitute the Option Exchange. The full terms of the Option Exchange are described in (1) the Offer to Exchange; (2) these Terms of Election; (3) the 2021 Plan and (4) the applicable form of restricted stock unit award agreement under the 2021 Plan (based on my status as an employee or non-employee director).

ELECTION INSTRUCTIONS

FORMING PART OF THE ELECTION TERMS AND CONDITIONS

1.	To participate in the Option Exchange, you must complete and deliver an election.

Participation in this Option Exchange is voluntary. If you are an eligible service provider, at the start of the Option Exchange you will have received an announcement email from Jennifer Y. Hyman, Chief Executive Officer, dated June 9, 2023, announcing this Option Exchange. If you do not want to participate, then no action is necessary. If you choose to participate in the Option Exchange, you must do the following before 11:59 p.m., U.S. Eastern Time, on the date of Expiration Time, which is expected to be July 10, 2023 (unless the Option Exchange is extended).

Elections via the Option Exchange Website

1.
To submit an election via the Option Exchange website, click on the link to the Option Exchange website in the announcement email you received from Jennifer Y. Hyman, Chief Executive Officer, dated June 9, 2023, announcing the Option Exchange, or go to the Option Exchange website at http://www.myoptionexchange.com/Identity/Account/Register. Log in to the Option Exchange website using the login instructions provided to you in the announcement email (or if you previously logged into the Option Exchange website, your updated login credentials).

2.
After logging in to the Option Exchange website, review the information and proceed through to the “Election Form” page. You will be provided with personalized information regarding each eligible option grant you hold, including:

•	the grant date of the eligible option grant;
•	the per share exercise price of the eligible option grant;
•
the number of vested shares of our Class A common stock or Class B common stock, as applicable, subject to the eligible option grant as of July 10, 2023 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date); and

•	the hypothetical range of number of shares of our Class A common stock subject to the replacement RSU grant that would be granted in exchange for the eligible option grant.

3.
On the “Election Form” page, make your selection next to each of your eligible option grants to indicate which eligible option grants you choose to exchange in the Option Exchange by selecting “Exchange” or choose not to exchange in the Option Exchange by selecting “Do Not Exchange.”

4.
Proceed through the Option Exchange website by following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing, acknowledging and agreeing to the terms and conditions stated on the Confirm Elections page and in the Option Exchange documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your election.

5.
Upon submitting your election, a confirmation statement will be generated by the Option Exchange website. Please print and keep a copy of the confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. At this point, you will have completed the election process via the Option Exchange website.

We must receive your properly completed and submitted election by the Expiration Time of the Option Exchange, currently expected to be 11:59 p.m., U.S. Eastern Time, on July 10, 2023. If you are unable to submit your election via the Option Exchange website as a result of technical failures of the Option Exchange website such as the Option Exchange website being unavailable or the Option Exchange website not enabling you to submit your election, please email legal@renttherunway.com.

If you elect to exchange any portion of an individual eligible option grant in the Option Exchange, you must elect to exchange the entire individual eligible option grant. If you hold more than one individual eligible option grant, however, you may choose to exchange one or more of such individual eligible option grants, on a grant-by-grant basis, without having to exchange all of your individual eligible option grants. No partial exchanges of an eligible option grant will be permitted. If you are eligible to participate in the Option Exchange, the Option Exchange website will list all of your eligible options.

We may extend this Option Exchange. If we extend the offering period, we will issue a press release, email or other communication disclosing the extension no later than 9:00 a.m., U.S. Eastern Time, on July 11, 2023 (the U.S. business day following the previously scheduled or announced Expiration Time). We reserve the right to reject any option tendered for exchange that we determine is not in the appropriate form or that we determine is unlawful to accept. Subject to the terms and conditions of this Option Exchange, we will accept all properly tendered eligible option grants promptly after the Expiration Time of this Option Exchange.

You may change your mind after you have submitted an election and withdraw from the Option Exchange at any time on or before the Expiration Time, as described below. You may change your mind as many times as you wish, but you will be bound by the properly submitted election we receive last on or before the Expiration Time. You also may change your mind about which of your eligible option grants you wish to have exchanged. If you wish to include more or fewer eligible option grants in your election, you must complete and submit a new election on or before the Expiration Time by following the procedures described below. This new election must be properly submitted after any prior elections you have submitted and must list all eligible option grants you wish to exchange. Any prior election will be disregarded. If you wish to withdraw some or all of the eligible option grants you elected for exchange, you may do so at any time on or before the Expiration Time by following the procedures described below.

Your delivery of all documents regarding the Option Exchange, including elections, is at your risk. If you submit your election via the Option Exchange website, a confirmation statement will be generated by the Option Exchange website at the time that you complete and submit your election. You should print and keep a copy of the confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. The printed confirmation statement will provide evidence that you submitted your election. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election. If you do not receive a confirmation, we recommend that you confirm that we have received your election by emailing renttherunway@infiniteequity.com. Only responses that are properly completed and actually received by us by the deadline through the Option Exchange website at www.myoptionexchange.com will be accepted. Responses submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted.

We reserve the right to reject any option tendered for exchange that we determine is not in the appropriate form or that we determine it is unlawful to accept. Subject to the terms and conditions of this Option Exchange, we will accept all properly tendered eligible option grants promptly after the Expiration Time of this Option Exchange.

Our receipt of your election is not by itself an acceptance of your options for exchange. For purposes of this Option Exchange, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Options accepted for exchange will be cancelled on the first business day following the Expiration Time, which we presently expect will be July 11, 2023.

Rent the Runway will not accept any alternative, conditional or contingent tenders. Any confirmation of receipt provided to you merely will be a notification that we have received your election form and does not mean that your eligible options have been cancelled. Your eligible options that are accepted for exchange will be cancelled on the first business day following the Expiration Time of the Option Exchange, which cancellation is scheduled to be July 11, 2023 (unless the Option Exchange is extended).

2.	To change or withdraw prior elections of your eligible options, you must complete and deliver a new election.

You may change an election you previously made with respect to some or all of your eligible options, including an election to withdraw all of your eligible options from this Option Exchange, only in accordance with the provisions of Section 5 of the Offer to Exchange. You may change your mind after you have submitted an election and withdraw some or all of your elected eligible options from the Option Exchange at any time before the Expiration Time of the Option Exchange, currently expected to be 11:59 p.m., U.S. Eastern Time, on July 10, 2023. If we extend the Expiration Time, you may change or withdraw your election of tendered options at any time until the extended Option Exchange expires. In addition, under U.S. securities laws, if we have not accepted your options by 11:59 p.m., U.S. Eastern Time, on August 7, 2023 (which is the 40th U.S. business day following the commencement of the Option Exchange), you may withdraw your options at any time thereafter up to such time as Rent the Runway does accept your properly tendered options.

To change an election you previously made with respect to some or all of your eligible option grants, including an election to withdraw all of your eligible option grants from this Option Exchange, you must deliver a valid new election indicating only the eligible option grants you wish to exchange in the Option Exchange or a valid new election indicating that you reject the Option Exchange with respect to all of your eligible options, by completing the election process described below on or before the Expiration Time, currently expected to be 11:59 p.m., U.S. Eastern Time, on July 10, 2023.

Election Changes and Withdrawals via the Option Exchange Website

1.	Log in to the Option Exchange website at www.myoptionexchange.com.

2.
After logging in to the Option Exchange website, review the information and proceed through to the “Election Form” page, where you will find personalized information regarding each eligible option grant you hold, including:

•	the grant date of the eligible option grant;
•	the per share exercise price of the eligible option grant;
•
the number of vested shares of our Class A common stock or Class B common stock, as applicable, subject to the eligible option grant as of July 10, 2023 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date); and

•	the hypothetical range of number of shares of our Class A common stock subject to the replacement RSU grant that would be granted in exchange for the eligible option grant.

3.
On the “Election Form” page, change your selection next to each of your eligible option grants to indicate which eligible option grants you choose to exchange in the Option Exchange by selecting “Exchange” or choose not to exchange in the Option Exchange by selecting “Do Not Exchange.”

4.
Proceed through the Option Exchange website by following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing, acknowledging and agreeing to the terms and conditions stated on the Confirm Elections page and in the Option Exchange documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your election.

5.
Upon submitting your election, a confirmation statement will be generated by the Option Exchange website. Please print and keep a copy of the confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. At this point, you will have completed the process for changing your previous election or withdrawing from participation in the Option Exchange via the Option Exchange website.

You may change your mind as many times as you wish, but you will be bound by the properly submitted election we receive last on or before the Expiration Time of the Option Exchange, currently expected to be 11:59 p.m., U.S. Eastern Time, on July 10, 2023. Any options with respect to which you do not revise your election will be bound to your prior election. If you are unable to submit your election via the Option Exchange website as a result of technical failures of the Option Exchange website such as the Option Exchange website being unavailable or the Option Exchange website not enabling you to submit your election, please email to legal@renttherunway.com.

If you change your election to withdraw some or all of your eligible option grants, you may elect later to exchange the withdrawn eligible option grants again at any time on or before the Expiration Time of the Option Exchange. All eligible option grants that you withdraw will be deemed not properly tendered for purposes of the Option Exchange, unless you subsequently properly elect to exchange such eligible option grants on or before the Expiration Time of the Option Exchange. To reelect to exchange some or all of your eligible option grants, you must submit a new election by completing a new election on the “Election Form” page of the Option Exchange website on or before the Expiration Time of the Option Exchange by following the procedures described in Section 3 of the Offer to Exchange. This new election must be properly submitted after your previously submitted election and must list all eligible option grants you wish to exchange. Upon our receipt of your properly submitted election, any prior election will be disregarded in its entirety and will be considered replaced in full by the new election. Each time you make an election on the Rent the Runway Option Exchange website, please be sure to make an election with respect to each of your eligible option grants.

3.	No Partial Tenders.

If you intend to tender an eligible option grant through the Option Exchange, you must tender all of your shares of Rent the Runway’s Class A common stock or Class B common stock, as applicable, subject to that eligible option grant.

You may pick and choose which of your outstanding eligible option grants you wish to exchange if you hold more than one eligible option grant and you may choose to exchange in the Option Exchange one or more of your eligible option grants without having to exchange all of your eligible option grants. However, if you decide to participate in this Option Exchange to exchange an eligible option grant, you must elect to exchange that entire eligible option grant (that is, all eligible options subject to that eligible option grant).

However, if you have an eligible option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible service provider beneficially owns a portion of that eligible option grant, then in order to participate in the Option Exchange with respect to such eligible option grant, you may accept this Option Exchange with respect to the entire remaining outstanding portion of the eligible option grant, including the portion beneficially owned by the other person, as long as you are the legal owner of the eligible option grant. We will not accept partial tenders of option grants, so you may not accept this Option Exchange with respect to a portion of an eligible option grant that is beneficially owned by you while rejecting it with respect to the portion beneficially owned by someone else. As you are the legal owner of the eligible option grant, we will respect an election properly made by you, but will not be responsible to you or the beneficial owner of the eligible option grant for any errors made by you with respect to such eligible option grant.

4.	Signatures on elections.

Logging in to the Option Exchange website and completing and submitting your election via the Option Exchange website is the equivalent of signing your name on a paper election form and has the same legal effect as your written signature.

If the election form is signed by a trustee, executor, administrator, guardian, attorney in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to Rent the Runway of the authority of that person to act in that capacity must be submitted with the election form.

5.	Other information on elections.

When submitting the election via the Option Exchange website, please confirm that your name, email address, and other information are correct.

6.	Requests for assistance or additional copies.

Any questions and any requests for additional copies of the election form or other Option Exchange documents may be directed to legal@renttherunway.com. Copies will be furnished promptly at Rent the Runway’s expense.

7.	Irregularities.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any election, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any eligible options. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election of any option tendered for exchange that we determine is not in an appropriate form or that we determine is unlawful to accept. We will accept all properly tendered eligible options that are not validly withdrawn, subject to the terms of this Option Exchange.

We also reserve the right to waive any of the conditions of the Option Exchange or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options in a uniform and nondiscriminatory manner. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering holder of the eligible options or waived by us.

Important: Elections must be received via the Option Exchange website at www.myoptionexchange.com on or before 11:59 p.m., U.S. Eastern Time, on July 10, 2023 (unless the Option Exchange is extended).

8.	Additional documents to read.

You should be sure to read the Offer to Exchange, all documents referenced therein, this Election Terms and Conditions and its associated instructions, and the announcement email you received from Jennifer Y. Hyman, Chief Executive Officer, dated June 9, 2023, announcing the Option Exchange, before deciding to participate in the Option Exchange.

9.	Important tax information.

Please refer to Section 13 of the Offer to Exchange for a discussion of the material U.S. federal income tax consequences. We also recommend that you consult with your personal advisers before deciding whether or not to participate in this Option Exchange.